EXHIBIT 99.1

Galapagos to Present at the 43rd Annual J.P. Morgan Healthcare Conference

Mechelen, Belgium; January 7, 2025, 22:01 CET; Galapagos NV (Euronext & NASDAQ: GLPG) today announced that the Company will present at the 43rd Annual J.P. Morgan Healthcare Conference on Wednesday, January 15, 2025, at 1:30 pm PT in San Francisco.

A live webcast of the presentation will be accessible on the Investors page of the Company’s website at www.glpg.com/investors. A replay of the webcast will be available following the completion of the event and will be archived for up to 30 days.

In addition, Galapagos management will host a sell-side analyst breakfast in San Francisco on Tuesday, January 14, 2025 at 8:00 am PT. Analysts interested in attending should reach out the Galapagos Investor Relations team at ir@glpg.com.

About Galapagos
We are a biotechnology company with operations in Europe and the U.S. dedicated to transforming patient outcomes through life-changing science and innovation for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class small molecules and cell therapies in oncology and immunology. With capabilities from lab to patient, including a decentralized cell therapy manufacturing platform, and the financial strength to invest strategically for the near- and long-term, we are committed to challenging the status quo and delivering results for our patients, employees, and shareholders. Our goal is not just to meet current medical needs but to anticipate and shape the future of healthcare, ensuring that our innovations reach those who need them most. For additional information, please visit www.glpg.com or follow us on LinkedIn or X.

For further information, please contact:

Media inquiries: Marieke Vermeersch +32 479 490 603 Jennifer Wilson + 44 7539 359 676 media@glpg.com	Investor inquiries: Srikant Ramaswami +1 412 699 0359 Sandra Cauwenberghs +32 495 58 46 63 ir@glpg.com

Forward-looking statements

This press release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.